Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 3/31/2015

($000’s)

3/31/2015
Assets
Cash and Balances Due From Depository Institutions	$14,048,386
Securities	101,980,067
Federal Funds	48,958
Loans & Lease Financing Receivables	248,152,881
Fixed Assets	4,794,618
Intangible Assets	12,898,132
Other Assets	23,440,131

Total Assets	$405,363,173

Liabilities
Deposits	$297,444,787
Fed Funds	1,856,185
Treasury Demand Notes	0
Trading Liabilities	1,179,175
Other Borrowed Money	46,898,693
Acceptances	0
Subordinated Notes and Debentures	3,650,000
Other Liabilities	12,682,543

Total Liabilities	$363,711,383

Equity
Common and Preferred Stock	18,200
Surplus	14,266,400
Undivided Profits	26,511,651
Minority Interest in Subsidiaries	855,539

Total Equity Capital	$41,651,790

Total Liabilities and Equity Capital	$405,363,173